Exhibit (a)(1)

November 8, 2022

COMRIT, A foreign PARTNERSHIP BASED IN THE MIDDLE EAST, HAS FILED MATERIALS MAKING AN UNSOLICITED TENDER OFFER TO YOU and other stockholders who did not accept COMRIT’S PREVIOUS offer TO BUY shares of INLAND INCOME TRUSt common stock at $11.18 PER SHARE.

The new price offered by comrit is STILL significantly below inland income trust’S PUBLISHED NET ASSET VALUE PER SHARE.

comrit CONTEMPLATES IN ITS OFFER MATERIALS the possbility THAT, AFTER the EXPIRATION OF THIS OFFER, IT MIGHT MAKE ONE OR MORE ADDITIONAL OFFERS IN THE FUTURE, WHICH MIGHT OFFER A higher price.

the BOARD OF INLAND INCOME TRUST UNANIMOUSLY RECOMMENDS THAT YOU do not sell (TENDER) your shares to comrit AT THE CURRENT OFFER PRICE.

To reject the offer, simply do not respond to any TENDER offer materials you SEE OR receive.

If you are considering selling your shares to Comrit, please read all the information below

Dear Inland Income Trust Stockholder,

You might have already seen, or you might receive in the near future, additional materials from Comrit Investments 1, L.P., a foreign partnership based in the Middle East (“Comrit”), making an unsolicited and opportunistic tender offer to you to purchase up to 1,850,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“we” or “Inland Income Trust”) at a price equal to $12.51 per share. This offer by Comrit is significantly below both Inland Income Trust’s published estimated per-share net asset value of $20.20 and recent secondary market trading prices cited by Comrit, and is also less than the $14.02 price that Comrit stated it intended to offer to you and other stockholders in an initial notice it sent to our board of directors (the “Board”) on September 27, 2022, before decreasing the offer price to $12.51 per share.[1] Inland Income Trust recommends that you reject Comrit’s offer and wants to make clear that Comrit is not affiliated with Inland Income Trust or its business manager. Comrit is a foreign partnership based in the Middle East, the general partner of which is a foreign private company.

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[1] Inland Income Trust is only making a recommendation to you regarding an offer price of $12.51 per share at the time at which Comrit’s offer is being made. We are not making any recommendation in this letter regarding any other offer price or any future offers that Comrit might make.

 We believe that unsolicited tender offers of this type are often an attempt to profit at your expense. For example, Comrit is offering no additional compensation to our stockholders who recently sold their shares to Comrit for $11.18 per share, even though Comrit notified us only a few days after acquiring shares from stockholders at the $11.18 price that Comrit intended to increase the price it expects to offer to $14.02 per share. Comrit’s current offer price appears to be $12.51 per share, but Comrit confusingly states in several places in its current offer materials filed with the U.S. Securities and Exchange Commission (“SEC”) that $25,937,000 would be required to purchase the 1,850,000 shares Comrit is seeking to acquire, which translates to the higher price of $14.02 per share.[2] Comrit also states in its offer that it “reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 1,850,000 Shares in this Offer, may consider future offers.”[3] Stockholders sold only 99,919 shares to Comrit for $11.18 per share, which is a small fraction of the 1.85 million shares Comrit sought to acquire. Given the very small number of stockholders who sold shares for $11.18 per share and the very quick but relatively small subsequent increase of Comrit’s offer to $12.51 per share, you might consider whether you believe Comrit will offer an even higher price for your shares in the future,[4] such as, for example, the $14.02 per share it communicated to our Board and indirectly referenced in its current offer filed with the SEC.[5]

Moreover, Comrit’s current offer price is $7.69 less than Inland Income Trust’s current (as of December 31, 2021[6]) estimated per-share net asset value of $20.20 (the “estimated per-share NAV”),[7] which is a significant discount of approximately 38% from the estimated per-share NAV. Also, recent secondary market trading prices for Inland Income Trust common stock noted by Comrit itself in its offer materials filed with the SEC were as high as $18.00 per share and did not drop below $16.33 per share between June 27, 2022 and September 27, 2022.[8] These trading prices are also considerably higher than Comrit’s current offer price.

INLAND INCOME TRUST’S BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT COMRIT’S OFFER TO PURCHASE YOUR SHARES FOR $12.51 PER SHARE.

TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY TENDER OFFER MATERIALS YOU RECEIVE.

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[2] See, for example, the summary term sheet and Section 11 of Comrit’s tender offer materials filed with the SEC on October 31, 2022, and available for free via the Inland Income Trust website at www.inland-investments.com/inland-income-trust and the SEC’s website at www.sec.gov.

[3] Emphasis added.

[4] Please keep in mind that the SEC’s rules governing tender offers require that all stockholders who tender their shares to Comrit prior to the expiration of a tender offer must receive the best price offered by the offeror to any other tendering stockholder and accordingly, if you tender your shares you would receive the benefit of any subsequent increase in price made by Comrit before this offer ends. If you sell, you would lose the opportunity to sell your shares in any separate future tender offer made at a higher price by Comrit or some other purchaser (if any). Note that Comrit may not make any future offer to purchase your shares.

[5] Given the contradictory statements by Comrit regarding its offer price and the total dollar amount it is committed to spend in completing its offer to purchase your shares, it is not clear from Comrit’s offer materials whether Comrit is offering you $12.51 or $14.02 per share. For the purpose of stating Inland Income Trust’s position with respect to Comrit’s offer as required by the SEC’s tender offer rules, we are assuming that Comrit is offering $12.51 per share. If it is determined that Comrit is offering $14.02 per share or some other price, Inland Income Trust will state its position on that offer separately in accordance with the SEC’s tender offer rules.

[6] Because the estimated per-share NAV speaks as of December 31, 2021, it does not reflect the effects on net asset value, if any, of our acquisition of eight retail shopping center properties on May 17, 2022, or any other events that have occurred, or circumstances that have arisen, since December 31, 2021.

[7] For information about the methodologies, assumptions and certain qualifications related to the valuation of Inland Income Trust’s assets and liabilities in connection with the calculation of the estimated per-share NAV, see Inland Income Trust’s Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 4, 2022 and Form 8-K/A filed with the SEC on March 7, 2022, which are available free of charge via the Inland Income Trust website at www.inland-investments.com/inland-income-trust and the SEC’s website at www.sec.gov.

[8] Comrit also notes, and you should keep in mind, that Comrit reported transactions from only one of multiple secondary trading platforms for non-traded REITs, CTT Auctions, and, therefore, that its secondary market trading information may be limited. Comrit states that CTT Auctions is an affiliate of Central Trade and Transfer, LLC, which in turn is an affiliate of Orchard Securities, LLC, Member FINRA/SIPC. There is no established public trading market for shares of Inland Income Trust, and there is no assurance that you would be able to sell your shares using CTT Auctions or any other secondary trading platform for a price within the range cited or at any price. As of October 31, 2022, CTT Auctions has reported two trades of our common stock subsequent to the period cited by Comrit at $16.01 and $15.59 per share, on October 26, 2022, and October 27, 2022, respectively.

Why reject the Comrit Offer?

•	Comrit acknowledges in its offer materials that, in establishing the offer price of $12.51 per share, it is motivated to establish the lowest price that might be acceptable to stockholders consistent with Comrit’s stated objective, which is to profit from the ownership of Inland Income Trust shares.
•	Comrit previously stated in a notice to our Board that it intended to offer you $14.02 per share, and Comrit’s offer materials filed with the SEC contain several statements that indicate Comrit is offering $14.02 per share or had at least taken the step of preparing documents to offer $14.02 per share before deciding to lower its offer price by 11% down to $12.51 per share.
•	In offer materials filed by Comrit with the SEC, Comrit reported secondary market trading prices ranging from $16.33 to $18.00 per share for Inland Income Trust common stock for the period between June 27, 2022 and September 27, 2022, which prices are significantly higher than Comrit’s offer price of $12.51.
•	Comrit’s offer price is significantly (38%) less than the estimated per-share NAV of $20.20.
•	In establishing the estimated per-share NAV, the Board took into consideration appraisals of Inland Income Trust’s real estate assets as of December 31, 2021, performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board.
•	Comrit states that it has not retained any independent person or organization to evaluate or render any opinion with respect to the fairness of its offer price.
•	Comrit states that it is making no representation to you as an Inland Income Trust stockholder as to the fairness of Comrit’s offer price.
•	If you sell (tender) your shares, you will no longer have any rights with respect to the shares that you sell, including the right to sell in any future offer and the rights to benefit from any appreciation in the value of the common stock or receive any subsequent distributions paid.
•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to sell (tender) their shares of stock to Comrit.

Inland Income Trust encourages you to follow the Board’s recommendation and not sell (tender) your shares to Comrit. If you have already tendered your shares to Comrit or tender them in the future, you may withdraw your tender before the expiration of the offer or otherwise in accordance with Comrit’s offer materials by sending a written or facsimile notice to Comrit.

Each stockholder must individually evaluate whether to sell (tender) their shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials before deciding to tender shares to Comrit. We encourage you to consult with your legal, financial and tax advisors when considering Comrit’s offer.

Inland Income Trust has filed a Schedule 14D-9 with the SEC providing additional detail regarding itself and its officers and directors and the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available on the Inland Income Trust website at inland-investments.com/inland-income-trust and the SEC’s website at www.sec.gov.

Any of Comrit’s tender offer materials that Inland Income Trust is required by SEC rules to forward to you will be forwarded at Comrit’s expense. We have not provided Comrit with access to ANY of your personal information or account information.

If you have any questions or need further information about your options, please feel free to contact our Investor Services team at 800-826-8228.

We appreciate your trust in Inland Income Trust and the Board and thank you for your continued support.

Sincerely,

Mitchell A. Sabshon
President and Chief Executive Officer